VF 9-5-02

02053054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC RECEIVED SEP 03 2002 PROCESSING SECTION WASH. D.C. 154

| SEC FILE NUMBER |
|---|
| 8- 10863 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oftring & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

588 Main Street
(No. and Street)

| Worcester | MA | 01601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Oftring 508-791-7111
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liberfarb & Sussman Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

| 11 Vanderbilt Avenue | Norwood | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
SEP 19 2002
THOMSON
FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert J. Oftring, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oftring & Company, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

Commission expires: NOVEMBER 8, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OFTRING & COMPANY, INC.

## FINANCIAL STATEMENTS

## JUNE 30, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors
Oftring & Company, Inc.

We have audited the accompanying statement of financial condition of Oftring & Company, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oftring & Company, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Liberfarb & Sussman

Norwood, Massachusetts
August 8, 2002

# OFTRING & COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2002

### ASSETS

| | |
|---|---|
| Cash | $ 8,469 |
| Receivable from broker-dealers and clearing organizations | 274,527 |
| Marketable securities | 1,490 |
| Prepaid expenses | 9,447 |
| Advances to representatives | 17,609 |
| Advance to officer | 54,780 |
| Furniture and equipment, at cost, less accumulated depreciation and amortization of $84,668 | 24,618 |
| Deposits | 2,100 |
| | $ 393,040 |

### LIABILITIES & STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Payable to broker-dealers and clearing organizations | $ 1,200 |
| Commissions payable | 20,000 |
| Accounts payable, accrued expenses, and other liabilities | 39,031 |
| Income taxes payable | 5,144 |
| Deferred income taxes payable | 3,260 |
| | 68,635 |
| Stockholder's equity: | |
| Common stock, no par value, authorized 7,500 shares; issued 481 shares | 57,000 |
| Additional paid-in capital | 50,703 |
| Retained earnings | 224,702 |
| Less common stock in treasury, at cost | (8,000) |
| Total stockholder's equity | 324,405 |
| | $ 393,040 |

The accompanying notes are an integral part of these financial statements.

# OFTRING & COMPANY, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED JUNE 30, 2002

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,099,294 |
| Investment gains (losses) | 270,530 |
| Interest and dividends | 46,574 |
| Other income | 162,294 |
| | 1,578,692 |
| Expenses: | |
| Employee compensation and benefits | 297,558 |
| Floor brokerage, exchange and clearance fees | 992,911 |
| Communications and data processing | 40,379 |
| Occupancy | 45,000 |
| Other expenses | 240,096 |
| | 1,615,944 |
| Loss from operations | (37,252) |
| Reversal of prior year accrual of profit sharing expense | 40,891 |
| Income before income taxes | 3,639 |
| Provision for income taxes | 4,070 |
| Net loss | $ (431) |

The accompanying notes are an integral part of these financial statements.

# OFTRING & COMPANY, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED JUNE 30, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock |
|---|---|---|---|---|
| Balance at July 1, 2001 | $ 57,000 | $ 50,703 | $ 225,133 | $ (8,000) |
| Net loss | | | (431) | |
| Balance at June 30, 2002 | $ 57,000 | $ 50,703 | $ 224,702 | $ (8,000) |

The accompanying notes are an integral part of these financial statements.

# OFTRING & COMPANY, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED JUNE 30, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (431) |
| Adjustments to reconcile net income | |
| to net cash provided by operating activities | |
| Depreciation and amortization | 9,513 |
| (Increase) decrease in operating assets: | |
| Receivable from broker-dealers and clearing organizations | 10,705 |
| Advances | (3,822) |
| Prepaid expenses | 4,025 |
| Deposits | 1,222 |
| Increase (decrease) in operating liabilities: | |
| Income taxes payable | 1,304 |
| Commissions payable | (1,400) |
| Accounts payable, accrued expenses and other liabilities | (14,684) |
| Net cash from operating activities | 6,432 |
| Cash flows used for investing activities: | |
| Purchase of furniture and equipment | (4,656) |
| Purchase of marketable securities | (1,490) |
| Net cash used for investing activities | (6,146) |
| Cash flows from financing activities: | |
| None | |
| Net increase in cash | 286 |
| Cash at beginning of the year | 8,183 |
| Cash at end of the year | $ 8,469 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest | $ 0 |
| Income Taxes | $ 2,462 |

The accompanying notes are an integral part of these financial statements.

**OFTRING & COMPANY, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**JUNE 30, 2002**

## NOTE 1- Summary Of Significant Accounting Policies

**Organization**

The Company is a Massachusetts corporation organized on June 7, 1962.

The Corporation conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis.

**Marketable Securities**

Marketable securities are valued at market, with the resulting difference between cost and market value included in income.

**Property and Equipment**

Furniture and equipment are stated at cost. Depreciation is provided utilizing the straight line method over 5 years. For the fiscal year ended June 30, 2002, depreciation expense was $6,978. Capitalized lease equipment is stated at cost. Amortization is provided utilizing the straight line method over 7 years. For the fiscal year ended June 30, 2002, amortization expense was $2,535.

**Income Taxes**

Deferred taxes are provided for temporary differences between financial and tax accounting, principally for unrealized gains and losses of marketable securities and other non-deductible expenses, as well as net operating loss carryforwards.

**Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2- Fixed Assets

Fixed assets consist of

| | |
|---|---|
| Furniture and equipment | $ 91,538 |
| Leased equipment | 17,748 |
| | 109,286 |
| Less accumulated depreciation and amortization | 84,668 |
| | $ 24,618 |

## NOTE 3- Taxes On Income

Taxes on income consist of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 2,886 | $ (930) | $ 1,956 |
| State | 2,724 | (610) | 2,114 |
| | $ 5,610 | $(1,540) | $ 4,070 |

There were significant reconciling items between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations.

| | |
|---|---|
| Meals and entertainment | $12,608 |
| Depreciation expense | 4,301 |
| Other expenses | 2,300 |
| | $19,209 |

## NOTE 4- Commitments And Contingent Liabilities

The Company is a tenant at will for its office facility. Rent for the office amounted to $45,000 for the fiscal year ending June 30, 2002. There are two operating leases whose approximate future minimum lease payments of non-cancelable operating lease are as follows:

| | |
|---|---|
| 2003 | $ 10,288 |
| 2004 | 10,288 |
| 2005 | 1,802 |
| | $ 22,378 |

## NOTE 5- Concentration Of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 6- Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which require the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $201,745 at June 30, 2002, which exceeded required net capital of $50,000 by $151,745. The ratio of aggregate indebtedness to net capital at June 30, 2002 was .34 to 1.

## NOTE 7- Profit Sharing Plan

The Company has a non-contributory defined contribution SEP-IRA plan covering substantially all of its employees, the vesting period is three years. No contributions will be made to the plan for the year ended June 30, 2002.

The Company accrued a contribution of $40,891 to the plan for the year ended June 30, 2001. The contribution was never made, thus $40,891 was added back to income in the current fiscal year.

OFTRING & COMPANY, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors
Oftring & Company, Inc.

We have audited the accompanying financial statements of Oftring & Company, Inc. as of and for the year ended June 30, 2002, and have issued our report thereon dated August 8, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liberfarb & Sussman
Norwood, Massachusetts
August 8, 2002

## SCHEDULE I

## OFTRING & COMPANY, INC.

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

## PURSUANT TO RULE 15c3-1

## JUNE 30, 2002

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Payable to broker-dealers and clearing organizations | $ 1,200 | |
| Commissions payable | 20,000 | |
| Accounts payable, accrued expenses | 39,031 | |
| Income taxes payable | 8,404 | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 68,635 | |
| NET CAPITAL: | | |
| Common stock | | $ 57,000 |
| Additional paid-in capital | | 50,703 |
| Retained earnings | | 224,702 |
| Treasury stock | | (8,000) |
| | | 324,405 |
| ADJUSTMENTS TO NET CAPITAL: | | |
| Prepaid expenses | | (9,447) |
| Advances | | (72,389) |
| Deposits | | (2,100) |
| Furniture & equipment | | (24,618) |
| 12b-1 fees | | (9,004) |
| Haircuts | | (5,102) |
| Net Capital, as defined | | $ 201,745 |
| NET CAPITAL REQUIREMENT | | 50,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | | $ 151,745 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 34.02% |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2002) | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report | | $ 189,977 |
| Net audit adjustments | | (5,159) |
| Decrease in non-allowables and haircuts | | 16,927 |
| Net Capital per above | | $ 201,745 |

## SCHEDULE II

## OFTRING & COMPANY, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## JUNE 30, 2002

Oftring & Company, Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

To the Board of Directors
Oftring & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Oftring & Company, Inc., for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb & Sussman
Norwood, Massachusetts
August 8, 2002